UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FGL HOLDINGS

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares

(Title of Class of Securities)

ISIN KYG3402M1107*

(CUSIP Number of Class of Securities)

Christopher J. Littlefield

President and Chief Executive Officer

FGL Holdings

4th Floor, Boundary Hall, Cricket Square,

P.O. Box 1093, Grand Cayman, KY1-1102, Cayman Islands,

1 (345) 947-5614

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction valuation**	Amount of filing fee***
$103,135,251	$12,840

*	The equity warrants of FGL Holdings have an International Securities Identification Number (“ISIN”) but do not have a CUSIP number.
**

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the exchange of a total of 70,883,334 warrants to purchase ordinary shares. The transaction value was determined by using the average of the high and low prices of the warrants as reported on the New York Stock Exchange on August 29, 2018, which was $1.455.

***	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $124.50 per million dollars of the transaction valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendments to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by FGL Holdings. (the “Company” or “FGL Holdings” or “we”, “us” or “our”), pursuant to Rule 13e-3 and Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer to exchange, for a combination of cash and ordinary shares, any and all of FGL Holdings’ 70,883,334 outstanding warrants, each to purchase one ordinary share (the “Warrants”), for 0.11 of the Company’s ordinary shares, par value $0.0001 per share (the “Exchange Shares”) and $0.98 in cash, without interest (together with the Exchange Shares, the “Exchange Consideration”) per Warrant. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Exchange dated September 6, 2018 (the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-3(d)(1) and Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Exchange and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

The Offer is being made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) contained in Section 3(a)(9) of the Securities Act. The Company has not filed and will not file a registration statement under the Securities Act or any other federal or state securities laws with respect to the Offer.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is FGL Holdings. The address and telephone number of FGL Holdings’ principal executive office is: 4th Floor, Boundary Hall, Cricket Square, P.O. Box 1093, Grand Cayman, KY1-1102, Cayman Islands; telephone 1 (345) 947-5614.

(b) Securities.

This Schedule TO relates to all of the Company’s outstanding Warrants. As of September 5, 2018, there were issued and outstanding 70,883,334 Warrants, each of which is exercisable for one share of the Company’s ordinary shares, at an exercise price of $11.50 per share. The actual number of Exchange Shares that will be issued will depend on the number of Warrants that are validly tendered and accepted for exchange. If all of our outstanding 70,883,334 Warrants are validly tendered and accepted for exchange, an aggregate of approximately 7,797,166 Exchange Shares will be issued in connection with the Offer. Warrants that are validly tendered and accepted for exchange will be cancelled.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Exchange titled “The Offer—Section 6. Price Range of Ordinary Shares and Warrants; Dividends” is incorporated herein by reference.

(d) Dividends.

The information set forth in the section of the Offer to Exchange titled “The Offer—Section 6. Price Range of Ordinary Shares and Warrants; Dividends” is incorporated herein by reference.

(e) Prior Public Offerings.

The information set forth in the section of the Offer to Exchange titled “The Offer—Section 6. Price Range of Ordinary Shares and Warrants; Dividends” is incorporated herein by reference.

(f) Prior Stock Purchases.

None.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

FGL Holdings is the subject company and the filing person. The business address and telephone number of FGL Holdings are set forth under Item 2(a) above.

The address and telephone number of each director and executive officer is: FGL Holdings, 4th Floor, Boundary Hall, Cricket Square, P.O. Box 1093, Grand Cayman, KY1-1102, Cayman Islands; telephone 1 (345) 947-5614.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 1. Number of Warrants; Exchange Consideration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 1. Number of Warrants; Exchange Consideration” and “The Offer—Section 4. Exchange of Warrants and Payment of Exchange Consideration” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 5. Conditions of the Offer” and “The Offer—Section 12. Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 3. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 2. Procedures for Tendering Warrants” and “The Offer—Section 3. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 4. Exchange of Warrants and Payment of Exchange Consideration” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) Not applicable.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “Special Factors—Section 3. Certain United States Federal Income Tax Considerations” and “Special Factors—Section 4. Material Cayman Islands Tax Considerations” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

(b) Purchases.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 8. Interests of Directors and Executive Officers” is incorporated herein by reference.

(c) Different Terms.

None.

(d) Appraisal Rights.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(e) Provisions for unaffiliated security holders.

None.

(f) Eligibility for listing or trading.

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

The information set forth in the section “Certain Relationships and Related Party Transactions—Related Person Transactions” of the Proxy Statement on Schedule 14A filed with the SEC on April 2, 2018, is incorporated by reference in the section of the Offer to Exchange titled “Where You Can Find More Information,” which is incorporated herein by reference.

(b) Significant corporate events.

Not applicable.

(c) Negotiations or contacts.

Not applicable.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “Special Factors—Section 1. Purposes, Alternatives, Reasons and Effects,” “The Offer—Section 8. Interests of Directors and Executive Officers,” and “The Offer—Section 10. Information Concerning the Company” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “Special Factors—Section 1. Purposes, Alternatives, Reasons and Effects,” “The Offer—Section 10. Information Concerning the Company” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Exchange titled “Special Factors—Section 1. Purposes, Alternatives, Reasons and Effects” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “Special Factors—Section 1. Purposes, Alternatives, Reasons and Effects,” “The Offer—Section 6. Price Range of Ordinary Shares and Warrants; Dividends,” “The Offer—Section 10. Information Concerning the Company” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” and “The Offer—Section 7. Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 5. Conditions of the Offer” is incorporated herein by reference.

(c) Expenses.

The information set forth in the sections of the Offer to Exchange titled “The Offer—Section 13. Fees and Expenses” is incorporated herein by reference.

(d) Borrowed funds.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 5. Conditions of the Offer” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 8. Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 8. Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 13. Fees and Expenses” is incorporated herein by reference.

None of the Company, the Company’s board of directors, Credit Suisse Securities (USA) LLC, the financial advisor for the Offer, Morrow Sodali LLC, the information agent for the Offer, or Continental Stock Transfer & Trust Company, the depositary for the Offer, is making any recommendation to you as to whether to tender or refrain from tendering your Warrants pursuant to the Offer. You must make your own decision as to whether to tender your Warrants and, if so, how many Warrants to tender. In doing so, you should read carefully the information in the Offer to Exchange and in the related Letter of Transmittal, including the purposes and effects of the Offer. See “Special Factors—Section 1. Purposes, Alternatives, Reasons and Effects.” You should discuss whether to tender your Warrants with your own broker or other financial or tax advisor, if any.

(b) Employees and corporate assets.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2018 (the “Form 10-K”), and (ii) the Company’s financial results for the period ended June 30, 2018, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2018 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov.

In addition, the information set forth in the Offer to Exchange titled “The Offer—Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 8. Interests of Directors and Executive Officers” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(1)(B) hereto, is incorporated herein by reference.

(b) Information required by Item 402(t)(2) and (3) of §229.402(t)(2) and (3) and in the tabular format set forth in Item 402(t)(1) of §229.402(t)(1).

There is no compensation that is based on or otherwise relates to the Offer.

The information set forth in the section “Executive Compensation—Potential Payments Table” of the Proxy Statement on Schedule 14A filed with the SEC on April 2, 2018, which is incorporated by reference in the section of the Offer to Exchange titled “WHERE YOU CAN FIND MORE INFORMATION,” is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Section 11. Certain Legal Matters; Regulatory Approvals,” “The Offer—Section 14. Miscellaneous” and “Where You Can Find More Information” is incorporated herein by reference.

FGL Holdings will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Exchange pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended, and prior to the expiration of the Offer, to the extent required by Rules 13e-4(d)(2) and 13e-3(e)(2) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange dated September 6, 2018.

(a)(1)(B)*	Letter of Transmittal to Tender Warrants.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Press Release, dated September 6, 2018, announcing the exchange offer for FGL Holdings warrants.

(b)	Credit Agreement, dated as of November 30, 2017, by and among CF Bermuda Holdings Limited, Fidelity & Guaranty Life Holdings, Inc., the financial institutions party thereto, as lenders, and Royal Bank of Canada, as administrative agent (incorporated by reference to Exhibit 10.43 to the Form 8-K filed by FGL Holdings on December 1, 2017).

(c)	Not applicable.

(d)(1)	Amended and Restated Memorandum and Articles of Association of FGL Holdings (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by FGL Holdings on May 11, 2018).

(d)(2)	Form of Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by FGL Holdings on December 1, 2017).

(d)(3)	Warrant Agreement, dated May 19, 2016, between Continental Stock Transfer & Trust Company and CF Corporation (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by CF Corporation on May 25, 2016).

(d)(4)	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2017).

(d)(5)*	Series A Cumulative Convertible Preferred Shares Consent.

(d)(6)*	Series B Cumulative Convertible Preferred Shares Consent.

(d)(7)*	Form of Confirmation of Intent to Tender Warrants.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Schedule 13e-3, Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes.

The information contained in “Summary Term Sheet and Questions and Answers” and “Special Factors—Section 1. Purposes, Alternatives, Reasons and Effects” is incorporated herein by reference.

(b) Alternatives.

The information contained in “Summary Term Sheet and Questions and Answers” and “Special Factors—Section 2. Fairness of the Offer” is incorporated herein by reference.

(c) Reasons.

The information contained in “Summary Term Sheet and Questions and Answers” and “Special Factors—Section 1. Purposes, Alternatives, Reasons and Effects” is incorporated herein by reference.

(d) Effects.

The information in the Offer to Exchange under the following sections is incorporated herein by reference: “Summary Term Sheet and Questions and Answers,” “Special Factors—Section 1. Purposes, Alternatives, Reasons and Effects,” “The Offer—Section 10. Information Concerning the Company,” “Special Factors—Section 3. Certain United States Federal Income Tax Considerations,” “Special Factors—Section 4. Material Cayman Islands Tax Considerations” and “Risk Factors.”

Schedule 13e-3, Item 8. Fairness of Transaction.

(a) Fairness.

The information in “Special Factors—Section 2. Fairness of the Offer” is incorporated herein by reference.

(b) Factors considered in determining fairness.

The information in “Special Factors—Section 2. Fairness of the Offer” is incorporated herein by reference.

(c) Approval of security holders.

The information in “Special Factors—Section 2. Fairness of the Offer” is incorporated herein by reference.

(d) Unaffiliated representative.

The information contained in “Special Factors—Section 2. Fairness of the Offer” is incorporated herein by reference.

(e) Approval of directors.

The Offer was approved unanimously by the Company’s board of directors.

(f) Other Offers.

The information set forth in the section (1) “Certain Relationships and Related Party Transactions—Related Person Transactions” of the Proxy Statement on Schedule 14A filed with the SEC on April 2, 2018 and (2) “PART I—Item 1. Business—Overview” of the Annual Report on Form 10-K for the year ended December 31, 2017, as amended, which are incorporated by reference in the section of the Offer to Exchange titled “WHERE YOU CAN FIND MORE INFORMATION,” are incorporated herein by reference.

Schedule 13e-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, opinion or appraisal.

The information contained in “Special Factors—Section 1. Purposes, Alternatives, Reasons and Effects” and “Special Factors—Section 2. Fairness of the Offer” is incorporated herein by reference.

(b) Preparer and summary of the report, opinion or appraisal.

We did not retain any independent representative or consultant to render a fairness opinion or to provide any analysis in connection with the Offer.

(c) Availability of documents.

None.

Schedule 13e-3, Item 12. The Solicitation or Recommendation.

(a) Intent to tender or vote in a going-private transaction.

The information contained in “The Offer—Section 8. Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Recommendations of others.

No executive officer, director or affiliate of FGL Holdings has made a recommendation either in support of or opposed to the Offer transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2018

FGL Holdings

By:	/s/ Dennis R. Vigneau
Name: Dennis R. Vigneau Title: Chief Financial Officer